    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 1997


                                                      REGISTRATION NO. 333-35397
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-2


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                            THE MIDDLEBY CORPORATION

             (Exact name of Registrant as specified in its charter)

           DELAWARE                 36-3352497
 (State or other jurisdiction    (I.R.S. Employer
              of                  Identification
incorporation or organization)         No.)

                          2850 W. GOLF ROAD, SUITE 405
                        ROLLING MEADOWS, ILLINOIS 60008

                                 (847) 758-3880

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                JOHN J. HASTINGS
               EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                          2850 W. GOLF ROAD, SUITE 405
                        ROLLING MEADOWS, ILLINOIS 60008
                                 (847) 758-3880

      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   Copies to:

            NATHANIEL SACK                         DONALD H. MESSINGER
          RUSSELL J. HERRON                     THOMPSON HINE & FLORY LLP
          D'ANCONA & PFLAUM                          3900 KEY CENTER
 30 NORTH LASALLE STREET, SUITE 2900                127 PUBLIC SQUARE
       CHICAGO, ILLINOIS 60602                  CLEVELAND, OHIO 44114-1216
            (312) 580-2000                            (216) 566-5500
      (312) 580-0923 (FACSIMILE)                (216) 566-5800 (FACSIMILE)

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the Nasdaq National Market System filing fee and the NASD filing fee. All of such expenses will be paid by the Registrant.

SEC registration fee............................................  $    8,243
Nasdaq National Market System filing fee........................      17,500
NASD filing fee.................................................       3,220
Printing and engraving expenses.................................     100,000
Legal fees and expenses.........................................      75,000
Accounting fees and expenses....................................      50,000
Transfer agent and registrar fees...............................       2,500
Miscellaneous...................................................      43,537
                                                                  ----------
    Total.......................................................  $  300,000
                                                                  ----------
                                                                  ----------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law ("Delaware GCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party, so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. Such indemnification may extend to certain liabilities under the Securities Act of 1933. The Registrant's Certificate of Incorporation provides that the Registrant shall indemnify its directors and such of its officers, employees and agents as the Board of Directors may determine from time to time, to the fullest extent permitted by
Section 145 of the Delaware GCL.

    Section 102 of the Delaware GCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Registrant's Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

    The Registrant has purchased liability coverage for its officers and directors insuring such officers and directors against losses arising from any wrongful act in his or her capacity as an officer or director.

    The form of Underwriting Agreement filed as Exhibit 1 hereto provides for the indemnification of the Registrant, its directors and officers and each person who controls the Registrant within the meaning of the Securities Act of 1933 or the Securities Exchange Act of 1934, by the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. Indemnification provisions are also contained in the warrant incorporated by reference as Exhibit 4.2 hereto and the employment agreement incorporated by reference as Exhibit 10.13 hereto.

ITEM 16.  EXHIBITS

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
  1    Form of Underwriting Agreement*

  3.1  Unofficial Restated Certificate of Incorporation of The Middleby
         Corporation (as amended to August 23, 1996), incorporated by reference to the Company's Form 10-Q/A, Amendment No. 1, Exhibit 3(i), for the fiscal quarter ended June 29, 1996, filed on August 23, 1996

  3.2 Unofficial Amended and Restated Bylaws of The Middleby Corporation (as amended to August 23, 1996), incorporated by reference to the Company's
         Form 10-Q/A, Amendment No. 1, Exhibit 3(ii), for the fiscal quarter ended June 29, 1996, filed on August 23, 1996

  4.1 Certificate of Designations dated October 30, 1987, and specimen stock certificate relating to the Company's Preferred Stock, incorporated by reference from the Company's Form 10-K, Exhibit (4), for the fiscal year ended December 31, 1988, filed on March 15, 1989

  4.2  Warrant to purchase common stock of The Middleby Corporation dated January
         10, 1995, incorporated by reference to the Company's Form 10-K, Exhibit
         (4) (d), for the fiscal year ended December 31, 1994, filed on March 31,
         1995

  5    Opinion of D'Ancona & Pflaum*

 10.1  Loan and Security Agreement dated January 9, 1995, by and among Middleby
         Marshall Inc. and Asbury Associates, Inc., as Borrowers, certain lenders named therein, as Lenders, and Sanwa Business Credit Corporation, as Agent and Lender, incorporated by reference to the Company's Form 10-K, Exhibit (4) (b), for the fiscal year ended December 31, 1994, filed on March 31, 1995

 10.2 First Amendment to Loan and Security Agreement, incorporated by reference to the Company's Form 10-Q, Exhibit (4)(b)(i), for the fiscal quarter ended June 29, 1996, filed on August 13, 1996

 10.3  Second Amendment to Loan and Security Agreement, dated as of December 26,
         1996, incorporated by reference to the Company's Form 10-K, Exhibit
         4(b)(ii), for the fiscal year ended December 28, 1996

 10.4  Third Amendment to Loan and Security Agreement, dated as of January 22,
         1997, incorporated by reference to Company's Form 10-K, Exhibit
         4(b)(iii), for the fiscal year ended December 28, 1996

 10.5  Note Agreement dated as of January 1, 1995, among Middleby Marshall Inc.
         and Asbury Associates, Inc. as Obligors, incorporated by reference to the Company's Form 10-K, Exhibit (4) (c), for the fiscal year ended
         December 31, 1994, filed on March 31, 1995

 10.6 Amendment No. 1 to Note Agreement, incorporated by reference to the Company's Form 10-Q, Exhibit (4)(c)(i), for the fiscal quarter ended
         June 29, 1996, filed August 13, 1996

 10.7 Amendment No. 2 to Note Agreement, incorporated by reference to the Company's Form 10-Q, Exhibit (4)(c)(ii), for the fiscal quarter ended
         June 29, 1996, filed on August 13, 1996

------------------------

*Previously filed

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
 10.8  Amendment No. 3 to Note Agreement, dated as of August 15, 1996, incorporated by reference to the Company's Form 10-K, Exhibit 4(c)(iii), for the fiscal year ended December 28, 1996

 10.9  "Second Amendment" (Amendment No. 4) to Note Agreement, dated as of
         January 15, 1997, incorporated by reference to the Company's Form 10-K,
         Exhibit 4(c)(iv), for the fiscal year ended December 28, 1996

 10.10 Intercreditor Agreement dated as of January 10, 1995, by and among Sanwa
         Business Credit Corporation, as Agent, the Northwestern Mutual Life
         Insurance Company, as the Senior Noteholder, and First Security Bank of
         Utah, National Association, as Security Trustee and collateral Agent, incorporated by reference to the Company's Form 10-K, Exhibit (4) (e), for the fiscal year ended December 31, 1994, filed on March 31, 1995

 10.11 Amendment No. 1 to Intercreditor Agreement, incorporated by reference to the Company's Form 10-Q, Exhibit (4)(e)(i), for the fiscal quarter ended
         June 29, 1996, filed on August 13, 1996

 10.12 Amendment No. 2 to Intercreditor Agreement, incorporated by reference to the Company's Form 10-Q, Exhibit (4)(e)(ii), for the fiscal quarter ended June 29, 1996, filed on August 13, 1996

 10.13 Amended and Restated Employment Agreement of William F. Whitman, Jr., dated January 1, 1995, incorporated by reference to the Company's Form
         10-Q, Exhibit (10) (iii) (a), for the fiscal quarter ended April 1, 1995

 10.14 Amended and Restated Employment Agreement of David P. Riley, dated January
         1, 1995, incorporated by reference to the Company's 10-Q, Exhibit (10)
         (iii) (b) for the fiscal quarter ended April 1, 1995

 10.15 Amended and Restated Employment Agreement of independent directors adopted as of January 1, 1995, incorporated by reference to the Company's Form
         10-Q, Exhibit (10) (iii) (c), for the fiscal quarter ended April 1, 1995

 10.16 The Middleby Corporation Amended and Restated 1989 Stock Incentive Plan, as amended, incorporated by reference to the Company's Form 10-Q, Exhibit (10)(iii)(d), for the fiscal quarter ended June 29, 1996, filed on August 13, 1996

 10.17 1993 Performance Bonus Plan (Corporate Vice Presidents) incorporated by reference to the Company's Form 10-K, Exhibit 10 (iii) (g), for the fiscal year ended January 1, 1994, filed on March 31, 1994

 10.18 1996 Management Incentive Plan (Corporate Vice Presidents), incorporated by reference to Company's Form 10-Q, Exhibit 10 (iii) (f), for the fiscal quarter ended June 29, 1996, filed on August 13, 1996

 10.19 Description of Supplemental Retirement Program, incorporated by reference to Amendment No. 1 to the Company's Form 10-Q, Exhibit 10 (c), for the fiscal quarter ended July 3, 1993, filed on August 25, 1993

 10.20 The Middleby Corporation Stock Ownership Plan, incorporated by reference to the Company's Form 10-K, Exhibit (10) (iii) (m), for the fiscal year ended January 1, 1994, filed on March 31, 1994

 10.21 Amendment to The Middleby Corporation Stock Ownership Plan dated as of
         January 1, 1994; incorporated by reference to the Company's Form 10-K,
         Exhibit (10) (iii) (n), for the fiscal year ended December 31,1994, filed on March 31, 1995

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
 10.22 Agreement of Purchase and Sale of the Company's Cherry Hill, New Jersey
         facility, with attached lease, incorporated by reference to the
         Company's Form 10-Q, Exhibit (10)(iii)(j), for the fiscal quarter ended
         September 28, 1996, filed on November 12, 1996

 10.23 Asset Purchase Agreement among Middleby Marshall Inc., Victory
         Refrigeration Company and Victory Acquisition Group dated December 27,
         1996, incorporated by reference to the Company's Form 8-K dated January
         23, 1997, Exhibit (10)(iii)(k), filed on February 7, 1997

 23.1  Consent of Arthur Andersen LLP**

 23.2  Consent of D'Ancona & Pflaum (included in Exhibit 5)*

 24    Powers of Attorney (included on Page II-5)*


------------------------

 *Previously filed


**Filed by this Amendment


ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions (see response to Item 15 above), or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rolling Meadows, State of Illinois on October 14, 1997.


                                THE MIDDLEBY CORPORATION,
                                A DELAWARE CORPORATION (REGISTRANT)

                                By:             /s/ JOHN J. HASTINGS
                                     -----------------------------------------
                                                  John J. Hastings
                                          EXECUTIVE VICE PRESIDENT, CHIEF
                                     FINANCIAL OFFICER, TREASURER AND SECRETARY
                                        (PRINCIPAL FINANCIAL AND ACCOUNTING
                                                      OFFICER)

    KNOW ALL PEOPLE BY THESE PRESENTS, that the undersigned directors and officers of The Middleby Corporation, a Delaware corporation, which is filing a registration statement on Form S-2 with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint David P. Riley, John J. Hastings and William F. Whitman, Jr., and each of them, each as their true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign such Registration Statement and any or all pre-effective and post-effective amendments to the registration statement, including a Prospectus or an amended Prospectus therein and any subsequent registration statement for the same offering that may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all interests and purposes as each of them might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
     /s/ DAVID P. RILEY*          Officer and Director
------------------------------    (Principal Executive       October 14, 1997
        David P. Riley            Officer)

                                Executive Vice President,
     /s/ JOHN J. HASTINGS         Chief Financial Officer,
------------------------------    Treasurer and Secretary    October 14, 1997
       John J. Hastings           (Principal Financial and
                                  Accounting Officer)

   /s/ WILLIAM F. WHITMAN,
             JR.*               Chairman of the Board and
------------------------------    Director                   October 14, 1997
   William F. Whitman, Jr.

     /s/ ROBERT R. HENRY*
------------------------------  Director                     October 14, 1997
       Robert R. Henry

      /s/ A. DON LUMMUS*
------------------------------  Director                     October 14, 1997
        A. Don Lummus

   /s/ JOHN R. MILLER, III*
------------------------------  Director                     October 14, 1997
     John R. Miller, III

    /s/ PHILIP G. PUTNAM*
------------------------------  Director                     October 14, 1997
       Philip G. Putnam

    /s/ SABIN C. STREETER*
------------------------------  Director                     October 14, 1997
      Sabin C. Streeter

   /s/ JOSEPH G. TOMPKINS*
------------------------------  Director                     October 14, 1997
      Joseph G. Tompkins

    /s/ LAURA B. WHITMAN*
------------------------------  Director                     October 14, 1997
       Laura B. Whitman

     /s/ ROBERT L. YOHE*
------------------------------  Director                     October 14, 1997
        Robert L. Yohe

   *By:        /s/ JOHN J.
           HASTINGS
------------------------------
       John J. Hastings
       ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS



 EXHIBIT
   NO.     DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
23.1       Consent of Arthur Andersen LLP